January 23, 2009

«MRMS» «FULLNAME»
«AADDRESS1»
«AADDRESS2»
«AADDRESS3»
«ACITY», «ASTATE» «AZIP»

Dear «SALUTATION»:

The good news for 2008 is that it is finally behind us. The bad news is that for investors, there was literally no place to hide. To wit:

Market Index	Calendar 2008 Total Return
S&P 500 Index	-37.0%
Dow Jones Industrial Average	-33.8%
Nasdaq Composite	-40.0%
Russell 2000 Index	-33.8%
EAFE Index Developed	-43.1%
EAFE Index Emerging Markets	-54.5%
Texas Crude Oil Index	-53.5%
Reuters/Jefferies CRB	-36.0%

Virtually every asset class worldwide, except for gold and U.S. Treasury securities, lost value in 2008. Today, Americans are setting aside just 42% of their investment money for stocks, according to the American Association for Individual Investors, while, at the same time, 44% is allocated to cash – the lowest and highest percentages ever recorded. Investors are greeted almost daily with a barrage of negative news commentary, including corporate closings, increased layoffs, consumer confidence reaching record lows, retailers experiencing their worst same store sales declines since 1969, plunging auto sales, increased bankruptcies, and price declines in their most significant asset – their primary residence – almost 20% in calendar 2008. No wonder investors were, at best, bewildered or confused – and at worst, from an investment perspective, utterly depressed! Volatility in the markets was at an all-time high, reflecting this barrage of negatives. The Standard & Poor’s 500 Index swung an average of 6.9% between its intraday high and low in October, and 5.4% in the month of November – its two most volatile months ever. While the Index fell to a lower level in December, the vacillation of 3.9% was still the fourth worst month ever. Since 1900, the market has experienced six major panic sell-offs, wherein the Standard & Poor’s 500 Index was down between 40-50%. One of those was The Great Depression, wherein the market continued down further. Today, that’s the one everyone seems to be focusing upon. But the other five all experienced, within 18 months, a recovery in the S&P 500, of greater than 75%. Are there any positives? Few, if any… and that in itself may be the positive.

In an op ed piece on October 16, Warren Buffett offered,

The financial world is a mess, both in the United States and abroad. Its problems, moreover, have been leaking into the general economy, and the leaks are now turning into a gusher. In the near term, unemployment will rise, business activity will falter and headlines will continue to be scary. So ... I’ve been buying American stocks.

Buffett’s longstanding rule for investing dictates, “Be fearful when others are greedy, and be greedy when others are fearful.” To us, it appears that fear is rampant, and the negatives, while they may not be fully vetted, are to a great degree priced into today’s market. In our enclosed Investment Strategy Outlook letter, we delineate a number of reasons why we are becoming increasingly optimistic with regard to stock prices – not the least of which is the fact that investors have, for the last ten years, received a zero rate of return from equities. Valuations, on the other hand, have become increasingly attractive – they are in the second or third decile (on a scale from 1 to 10, with 1 being cheapest, and 10 being most expensive), by our valuation measures.

While the fourth quarter, and entire year, were difficult for all investors, including Fiduciary Management, in both our Small Cap and Large Cap equity portfolios, we were able to significantly outperform our benchmarks for the year ended December, 2008. Our results, nonetheless, were negative.

«MRMS» «FULLNAME» January 23, 2009 Page 2

Fiduciary Management, Inc. - Large Cap Equity Composite – Gross of Fees (%)					As of December 31, 2008
	Annualized Returns					Cumulative
	2008 / 1 Year	3 Years		5 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	-26.64	-3.45		3.33	6.47	65.15
Standard & Poor’s 500 Index	-36.99	-8.35		-2.18	-2.89	-20.90
Inception: 12/31/2000

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)					As of December 31, 2008
	Annualized Returns					Cumulative
	2008 / 1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	-21.03	-2.58	4.39	8.17	13.94	4302.75
Russell 2000 Index	-33.80	-8.28	-0.93	3.02	9.83	1415.07
Inception: 1/1/1980

While certainly disappointing (as we never like to report negative performance numbers), the relative outperformance of both portfolios in difficult markets leads to the long-term out-performance, as depicted above. We were pleased to have been singled out by Lipper, Inc. in the January 5 issue of The Wall Street Journal, with the FMI Common Stock and FMI Large Cap Funds at the top of their peer groups. In the Lipper Large Cap Value category, which incorporates 596 funds, the FMI Large Cap Fund (identical to our large cap equity portfolios) was the second-best performing fund for the 2008 calendar year. The FMI Common Stock Fund (representative of our small cap portfolios) was ranked as the fifth best fund out of 321 Small Cap Value funds for the same period. Additionally, as noted in recent fund reviews by Morningstar, analyst Andrew Gogerty commented, with regard to both the FMI Common Stock Fund and the FMI Large Cap Fund, that since each of the Funds’ inceptions, “[The portfolio management team at Fiduciary Management] have consistently outfoxed their [respective] peers with just a handful of well-researched picks.” Both the FMI Large Cap Fund (FMIHX) and FMI Common Stock Fund (FMIMX) are rated Five Stars by Morningstar as of 12/31/08, and both Funds rank in the top five percent of their peer groups over the last 1-, 3- and 5-year periods ended 12/31/08.

As you know from my past letters, all of us here at Fiduciary Management focus on the long term. We believe investing is a marathon, not a sprint. In that vein, we were gratified to learn that our FMI Common Stock Fund was recognized in the February issue of Smart Money, which listed “100 Great Funds For Tough Times.” In the article, they analyzed over 5,000 mutual funds since the stock market crash of 1987, and listed the 100 best time-tested funds. The FMI Common Stock Fund was ranked 19th. We are very proud of this record, and feel strongly that the team in place at Fiduciary Management will continue to provide our clients outstanding investment performance on a long-term basis.

As always, we all greatly appreciate your interest in our firm, and if you feel that either of our investment strategies might fit into your long-term investment plan, we would welcome the opportunity to talk with you.

Sincerely,

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer
pmh

Enclosures

While it has been my practice to enclose both Small and Large Cap Equity ISO letters, this quarter's pieces are identical except for the opening paragraph and chart, which relate to returns specific to each strategy.
100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 414-226-4545

INVESTMENT STRATEGY OUTLOOK – SMALL CAP EQUITY Quarter Ended December 31, 2008

December 31, 2008

Stocks declined significantly in the December quarter. Fiduciary Management, Inc. small cap portfolios fell roughly 21% compared to the Russell 2000 Index’s decline of 26%. For the calendar year, FMI small cap portfolios were down approximately 21%, compared to a decline of 34% for the Russell 2000 Index. The bear market of 2008 was the second worst since the 1930s and the trailing 10-year return for small cap stocks was one of the worst on record. The following chart depicts every rolling 10-year period since 1935. The good news is that the poor 2008 returns are history; performance following difficult decades is typically quite good. According to the Leuthold Group, when 10-year annual total returns fall to 1% or less (as they have for the Standard & Poor’s 500 Index), the next ten years historically produced an average cumulative return of 183%.

A few weeks ago it became apparent that the newspapers, magazines and broadcasters were essentially done writing anything positive. Given today’s many economic challenges and the sorry state of “old” media, perhaps their sour spin is not surprising. Wall Street economists, strategists and analysts, typically an optimistic crew, have also become uniformly negative. It seems like they are in a contest to see who can make the most egregiously downbeat projection. One wag described a Street strategist, saying, “He is trying to out-Whitney everybody.” This is in reference to Oppenheimer’s Meredith Whitney, who has made a name for herself by being exceptionally bearish toward Citigroup. To summarize the pundits, we are now facing unprecedented weakness in housing, consumer spending, employment, manufacturing, auto sales, shipping, commodity prices, business investment, credit quality, GDP growth, credit cards, commercial loans, securitizations, spreads, government tax receipts and the stock market. While many of these are undisputable realities as 2008 winds to a close, investors must decide whether today’s negatives will be temporary or long lasting. Are government policy initiatives going to prove effective or permanently destructive? Finally, what are the positives?

This letter will focus on the latter but first we must acknowledge that the current environment is indeed troubling and much worse than we anticipated. The policy responses so far have been haphazard, expensive, counterintuitive and rife with moral hazard. The Fed is printing money at a dangerous rate and it appears that our government leaders, and perhaps the populace, have lost faith in free market economics. The knee-jerk reaction from policymakers seems to be more intervention, more spending and more bureaucracy. We are rewarding poor lenders with additional capital and we are encouraging borrowing by people who do not have the wherewithal to repay, even while excessive borrowing (and spending) was what got us in trouble in the first place. We are making commitments without the money to cover the obligations. We are subsidizing companies that either acted irresponsibly or can’t compete, and penalizing successful companies and individuals who played by the rules. And we are taking it on faith that the Fed, who presided over irrational monetary policy that either led to or accentuated a bubble in both equities and real estate, is going to first pump-up the system to avoid deflation, then at just the right moment flip into a restrictive mode to avoid inflation.

This view may sound a touch cynical and perhaps even paranoid. There are many others who feel massive government intervention is necessary to avoid a 1930s-style depression. On top of the many programs and hundreds of billons of dollars of commitments from Paulson, Bernanke and company, President-elect Obama’s team recently floated an $850 billion spending package, reminiscent of an FDR-era stimulus. The theory is to increase government spending to make up for the fall in private spending. When things are back to normal, the thinking goes, government backs off and the private sector takes up the slack. The accompanying chart of federal spending as a percentage of Gross Domestic Product doesn’t really support the notion that this part of the bargain will be upheld.

The various interventions are supposed to increase liquidity in order to purchase assets that are currently unmarketable, from mortgage-backed securities to leveraged loans and structured investment vehicles. The next step, according to the Fed/Treasury playbook, at least as we read it, is debt restructuring. There is far more debt outstanding than can be repaid given today’s conditions, so these obligations simply have to be reduced. It’s analogous to a corporate Chapter 11 restructuring. How this debt restructuring will transpire remains to be seen. Certainly one thing the government could do for corporations is eliminate the tax penalty for retiring debt at a discount to par. Lenders could also forgive or modify terms. Companies could default. However it happens, the restructuring process is necessary before the conditions can facilitate any real credit creation.

Despite the enormous challenges facing the economy today, and with knowledge that it will take some time to return to a fundamentally sound position, the extraordinary decline in stock prices seems to discount an overly-dire outlook. John Templeton used to describe the search for “points of maximum pessimism.” This feels like just such a time. We anticipate stocks being higher in two or three years, despite what is likely to be an ugly near term economic and corporate earnings environment. Extreme volatility may also characterize the market for the next several quarters. From 1950 to 2000 there were 27 days when the S&P 500 moved up or down more than 5%. Since October 1 of this year there have been a remarkable 26 days. The VIX index, which measures volatility and is a proxy for fear, reached an all-time high in November. Pessimism is pervasive but there are a number of longer-term positives that may emerge from this difficult period that will likely bolster the economy, the stock market and society. Of course no one knows the true end of a bear market until long after the fact, but we are encouraged by the 22% gain in the S&P 500 since its intraday low on November 21.

Below we have articulated a few of the positives that may evolve from the 2008 turmoil.

Cost Cutting Sets the Stage for Profits Recovery

The dramatic decline in business conditions has ushered in an aggressive cost cutting attitude. In the last several weeks we have observed literally hundreds of companies announcing restructurings and expense reduction measures. Despite so-called Lean Manufacturing, Six Sigma, Kaizen, or any other efficiency measures, expansionary phases nearly always lead to excesses. Tough times remind managers they can do more with less. Higher unemployment is a painful short-term byproduct but the alternative is worse (think Japan over most of the past two decades). Inventories are also being wrung out of the system at a rapid clip Overall corporate margins peaked in late 2006, declined moderately in 2007 and are down sharply in 2008. They will likely be down again in 2009 but we believe the conditions will be ripe for a recovery in 2010-2011. A dramatic decline in input costs (energy, steel, copper, etc.) will also aid the recovery.

Increased Consumer Savings and More Sensible Spending Create Sustainable Growth

To everyone who has wondered how we could continue to consume more than we earn, the answer is that we can’t. Consumers splurged for a long time as we borrowed against inflated asset values and spent more than our incomes, but that game is over.  The savings rate fell to below zero percent in recent years but is already back into the 2-3% range. Policymakers are deathly afraid that this figure will grow dramatically as consumer fear builds. In the short run, a higher savings rate does depress GDP growth, but in the long run, a healthy savings rate provides the internally generated capital to grow in a sustainable fashion. This will also do wonders to help protect our currency down the road, which may wobble as we try to pay for all the new spending programs the government is implementing.

Zero Percent Interest May Do the Trick

The 10-year Treasury bond yield recently hit 2.04%, the lowest yield in over 60 years. Three months or shorter maturity Treasury bill yields were actually below zero in late December, an all time low. That’s right, you pay for the privilege of having the government hold your money! Zero percent may finally do the trick. That is, it may finally get institutional investors to begin to take some risks, extend credit to worthy borrowers, purchase some of the assets that are stranded, and get the credit gears of the economy turning again. The delicate balancing act is to have all of this transpire without bastardizing the currency or reigniting asset or price inflation.

The Industrialization of the Rest of the World Still Awaits

The “super cycle” in commodities and infrastructure spending that characterized the headlines less than a year ago are a distant memory today. We haven’t heard from Matt Simmons (the peak oil guy) in several months and the Goldman Sachs analyst, who called for $300 per barrel earlier in 2008, is now looking for $25. Other commodities are down over 50%. Infrastructure cancellations and delays recently hit $115 billion, according to Morgan Stanley, which compares to a normal year of $15 billion. Despite this euphoria-to-despair outlook for commodities and infrastructure, the conditions that gave rise to the original thesis are largely intact. As long as a general trend toward market economics continues throughout the world, tens, if not hundreds of millions of people will, over the next decade, migrate from subsistence poverty toward middle class. The transportation, water, mineral, and energy needs of the countries where these people live are tremendous. The genie is out-of-the-bottle, so to speak; having experienced a taste of the better living conditions infrastructure expenditures can yield, there will be no going back. Now that input costs are plummeting, including financing costs, the conditions are fertile for growth.

“Best and Brightest” Going to Greener Pastures

For two decades many of our best and brightest young people trudged off to become bankers, analysts, quants, hedge fund managers, lenders, mortgage brokers, real estate speculators, and wealth managers. Today, tens, if not hundreds of thousands of people are being laid off as it becomes clear that there is massive excess capacity in a wide variety of financial services. The golden age of finance may be over, which might not be a bad thing. Young people will rethink their plans and more will head toward chemistry, biology, nanotechnology, electrical engineering, physics, marketing, sales, logistics, teaching and the trades. In short, they will go to the real economy. The current turmoil may well remind everyone that the primary function of the financial economy is to help facilitate the real economy, rather than act as an end unto itself. We are fortunate to live in a country where one’s lot in life is not cast in stone; many opportunities exist to take advantage of changing conditions. Recently we came across an interview of George Shultz, the former Secretary of State, discussing why he is optimistic about America’s future. “There is the ingenuity, the flexibility, the strengths of the national economy. We are so blessed with human talent and resources.” Regarding the American people themselves, “They have intelligence, integrity and honor.”

Back-to-Basics Movement

In 1985 there were 40 hedge funds. By 2007, there were over 13,000. Private equity and other alternative investment funds also proliferated dramatically, particularly over the past decade. Many of these investment vehicles depended on leverage or impossibly complex strategies to earn a respectable return. The housing bubble also created a great number of dubious careers and expectations. It is very difficult to understand the value added in a synthetic collateralized debt obligation (CDO) squared derivative or a hedge fund with a “two and twenty” compensation structure, levered five-to-one that uses supercomputers to trade thousands of shares of thousands of stocks by the millisecond. The heyday of these activities has passed, at least for a long while (according to one source, 3000 hedge funds have already closed). Perhaps the realization that money doesn’t come easily, combined with tougher economic times, will result in a back-to-basics movement. We envision a less flamboyant attitude on the part of CEOs, money managers and other leaders, which could result in a healthier attitude about a number of things such as compensation, sacrifice, values and so forth. Maybe boards and shareholders will realize that hired guns who put little of their own money at risk do not deserve to get paid like entrepreneurs who risk everything to be a success. Maybe a society that starts to live within its means will take conservation more seriously. Perhaps we might be lucky enough to see a society that understands that government doesn’t create wealth, the private sector does. A tough employment market may result in job creators being valued rather than vilified (and taxed).

Valuations Attractive…Buffett is Buying!

The old bromide, “nothing cures low prices better than low prices,” is certainly true today. As we mentioned in our interim October letter (see www.fiduciarymgt.com), valuations are attractive for those who have a long-term investment time horizon. There is a lot of cash on the sidelines. We are officially 12 months into the recession, one that looks very grim. The longest postwar recession was 17 months and we wouldn’t be surprised if this one lasted longer. Still, the stock market often rises six months to a year in advance of a turn in economic fundamentals. On October 17, Warren Buffett made a rare call-to-arms, saying he is buying American stocks and you should too. We are listening.

Thank you for your support of Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1998-12/31/2008

						Total
	Total	Total				Composite	Total Firm
	Return	Return				Assets	Assets End	Percentage
	Gross of	Net of	*Benchmark	Number of		End of Period	of Period	of Firm
Year	Fees %	Fees %	Return %	Portfolios	Dispersion %	($ millions)	($ millions)	Assets %

1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%

2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%

2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%

2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%

2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%

2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%

2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%

2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%

2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%

2008**	-21.03	-21.44	-33.79	145	1.16	$ 1,212.6	$ 4,061.5	29.86%

*Benchmark: Russell 2000 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firmwide GIPS verification for the period 12/31/1993 - 09/30/2008. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-12/31/2008

						Total
	Total	Total				Composite	Total Firm
	Return	Return				Assets	Assets End	Percentage
	Gross of	Net of	*Benchmark	Number of		End of Period	of Period	of Firm
Year	Fees %	Fees %	Return %	Portfolios	Dispersion %	($ millions)	($ millions)	Assets %

2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%

2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%

2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%

2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%

2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%

2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%

2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%

2008**	-26.65	-26.78	-37.03	130	0.63	$ 1,968.4	$ 4,061.5	48.46%

*Benchmark: S&P 500 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firmwide GIPS verification for the period 12/31/1993 - 09/30/2008. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 09/30/2008.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.

Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.

Disclosure Footnote

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000

Lipper

Lipper, Inc. is an independent investment research firm that produces institutional quality information, analytics and commentary to enable asset managers and investors to make sound decisions. Lipper is solely focused on providing information, analysis, and benchmarking of funds and collective trusts. For more information about Lippers visit www.lipperweb.com or call 877-955-4773.